Exhibit 99.1

CollPlant Biotechnologies Reports First Quarter (Q1) 2020 Financial Results

Rehovot, Israel May 27, 2020, CollPlant (NASDAQ: CLGN), a regenerative and aesthetics medicine company, today announced financial results for the first quarter ended March 31, 2020 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-GAAP Measures” below.

CollPlant reported revenues of $609,000 for the first quarter of 2020. The Company ended the first quarter of 2020 with $5.6 million in cash and cash equivalents. Comprehensive loss for the first quarter of 2020 was $1.6 million on a GAAP basis, or adjusted comprehensive loss of $1.4 million, on a non-GAAP basis.

“We are advancing the development of dermal fillers that combine our rhCollagen with hyaluronic acid to treat wrinkles and rejuvenate the skin. We also continue the intensive development work with United Therapeutics which is using our rhCollagen-based BioInk for 3D bioprint lung scaffolds, all despite the inherent challenges stemming from the rapid global spread of COVID-19”, stated Yehiel Tal, the Chief Executive Officer of CollPlant. “We implemented remote working and workplace protocols for our employees in accordance with Israel Health Ministry guidelines and all employees have been instructed on and encouraged to practice best social distancing behaviors. We continue to closely evaluate the evolving pandemic as it unfolds and we currently remain on track to achieve the Company’s business plan. Additionally, I am happy to share with you a new scientific animation video for our cutting-edge Photocurable Dermal Filler product (http://collplant.com/products/photocurable-dermal-filler-animation-video/), that is currently in the pre-clinical phase. We continue to advance discussions towards new strategic partnerships with industry leaders, relying on our technology platform to develop innovative products regenerative and aesthetic medicine.”

Financial Results

First Quarter 2020 Financial Results on US GAAP basis (“GAAP”)

Revenues for the first three months ended March 31, 2020 increased by 3% to $609,000, compared to $594,000 in the first quarter of 2019. Revenues were derived mainly from CollPlant’s BioInk for the development of 3D bioprinting of tissues and life savings organs, and from sales of rhCollagen to medical aesthetics and 3D bioprinting business collaborators.

The Company’s gross profit for the first three months ended March 31, 2020 decreased by 23% to $134,000 compared to $174,000 in the first quarter of 2019.

Total operating costs and expenses for the first three months ended March 31, 2020 were $1.8 million, an increase of 6% compared to $1.7 million in the first quarter of 2019.

Operating loss for the first three months ended March 31, 2020 was $1.7 million, an increase of 13% compared to an operating loss of $1.5 million in the first quarter of 2019.

Financial income, net for the first three months ended March 31, 2020 was $106,000 compared to financial expenses, net of $713,000 in the first quarter of 2019. Financial income in the first three months ended March 31, 2020 derived from non-cash exchange differences of operating lease liabilities under ASC 842, compared to financial expenses in the first three months ended March 31, 2019 which derived from re-evaluation of financial instruments.

Comprehensive loss for the first quarter of 2020 was $1.6 million, or $0.24 per share, compared to a comprehensive loss of $2.2 million, or $0.48 per share, for the first quarter of 2019.

Cash used in operating activities during the first quarter was $2.6 million compared to $959,000 in the first quarter of 2019. As of March 31, 2020, cash and cash equivalents totaled $5.6 million.

Cash used in investing activities during the first quarter was $85,000 compared to $711,000 in the first quarter of 2019. The decrease is mainly attribute to the establishment in 2019 of CollPlant’s new HQ and R&D center in Rehovot, Israel.

Cash provided by financing activities during the first quarter was $4.5 million compared to $21,000 in the first quarter of 2019. The increase is mainly attribute to proceeds from issuance of shares in a private placement in February 2020.

First Quarter 2020 Financial Results on Non-US GAAP Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the first quarter of 2020 were $1.6 million, compared to $1.2 million for the first quarter of 2019.

Comprehensive loss for the first quarter of 2020 was $1.4 million, or $0.21 per share, compared to $1.1 million, or $0.23 per share, for the first quarter of 2019.

Non-GAAP measures exclude certain non-cash expenses. The table on page 11 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash expenses in the amount of $212,000 with respect to (i) change in fair value of financial instruments, (ii) share-based compensation to employees, directors and consultants and (iii) change of operating lease accounts, including related financial expenses.

Use of Non-GAAP Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the share purchase agreement, change in fair value of financial instruments, share-based compensation to employees, directors and consultants, and change in operating lease accounts. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 11 in this press release. This accompanying table on page 11 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results as of, and for the three months ended 31, 2020 are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems Corporation, or 3D Systems, pursuant to which we and 3D Systems jointly develop tissue and scaffold bioprinting processes for third party collaborators. Our industry collaboration also includes the Advanced Regenerative Manufacturing Institute, or ARMI.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the outbreak of coronavirus; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Sophia Ononye-Onyia, PhD MPH MBA Founder &
CEO, The Sophia Consulting Firm

Tel: +1-347-533-4578

E-mail: sophia@sophiaconsultingfirm.com

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2020	2019
Revenues	$609	$594
Cost of revenues	475	420
Gross Profit	134	174

Operating expenses:
Research and development, net	810	772
General, administrative and marketing	1,031	929
Total operating loss	1,707	1,527
Financial income	17	-
Financial expenses	(4)	(582)
Exchange differences	93	(131)
Financial income (expenses), net	106	(713)
Loss for the period	$1,601	$2,240
Basic and diluted loss per ordinary share	0.24	0.48
Weighted average number of shares outstanding used in computation of basic and diluted loss per share	6,659,611	4,660,218

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands)

(Unaudited)

	March 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$5,614	$3,791
Trade receivables	398	79
Other accounts receivable and prepaid expenses	213	270
Restricted deposit	11	12
Inventory	1,107	888
Total current assets	7,343	5,040
Non-current assets:
Restricted deposit	163	168
Operating lease right-of-use assets	3,122	3,215
Property and equipment, net	2,250	2,329
Total non-current assets	5,535	5,712
Total assets	$12,878	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

 (Unaudited)

	March 31,	December 31,
	2020	2019
Liabilities and shareholders’ equity
Current liabilities:
Loan	$18	$24
Accounts payable:
Trade payables	629	833
Accrued liabilities and other	842	1,203
Operating lease liabilities	435	455
Deferred revenues	687	942
Total current liabilities	2,611	3,457
Non-current liabilities:
Derivatives	51	68
Operating lease liabilities	2,947	3,139
Total non-current liabilities	2,998	3,207
Total liabilities	5,609	6,664

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2020 and December 31, 2019; issued and outstanding: 6,463,695 and 5,670,829 ordinary shares as of March 31, 2020 and December 31, 2019, respectively	2,712	2,368
Additional paid in capital and warrants	74,387	69,949
Currency translation differences	(969)	(969)
Accumulated deficit	(68,861)	(67,260)
Total shareholders’ equity	7,269	4,088
Total liabilities and shareholders’ equity	$12,878	$10,752

COLLPLANT BIOTECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

 (Unaudited)

	Three months ended March 31,
	2020	2019
Cash flows from operating activities:
Net cash used in operations (see Appendix A)	$(2,585)	$(959)
Net cash used in operating activities	(2,585)	(959)
Cash flows from investing activities:
Purchase of property and equipment	(85)	(711)
Net cash used in investing activities	(85)	(711)
Cash flows from financing activities:
Proceeds from issuance of shares, net	4,450	-
Exercise of options into shares	65	-
Loan paid	(6)	(4)
Payments made for equipment on financing terms	-	(17)
Net cash provided by (used in) financing activities	4,509	(21)
Increase (Decrease) in cash and cash equivalents and restricted deposits	1,839	(1,691)
Cash and cash equivalents and restricted deposits at the beginning of the year	3,971	5,663
Exchange differences on cash and cash equivalents and restricted deposits	(22)	53
Cash and cash equivalents and restricted deposits at the end of the year	$5,788	$4,025

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

  (Unaudited)

	Three months ended March 31,
	2020	2019
Appendix to the statement of cash flows
A. Net cash used in operations:
Loss	$(1,601)	$(2,240)
Adjustments for:
Depreciation	164	97
Share-based compensation to employees and consultants	348	340
Exchange differences on cash and cash equivalents	22	(53)
Financial expenses related to financial instruments	(17)	639
Net change of operating lease accounts	(119)	204
	(1,203)	(1,013)
Changes in operating asset and liability items:
Increase in trade receivables	(319)	(97)
Increase in inventory	(219)	(56)
Decrease (increase) in other receivables (including long-term receivables)	57	(162)
Increase (decrease) in trade payables (including long-term payables)	(285)	450
Increase (decrease) in accrued liabilities and other payables	(361)	45
Decrease in deferred revenues (including long term deferred revenues)	(255)	(126)
	(1,382)	54
Net cash used in operations	$(2,585)	$(959)
B. Supplementary information on operating and financing activities not involving cash flows:
Conversion of pre-paid warrants to ordinary shares	137
Obtaining right of use assets in exchange for a lease liability		3,458
Classification of warrants from equity to liabilities, net		1,804
Issuance costs	50

CollPlant Biotechnologies Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Three months ended March 31,
	2020	2019

GAAP gross profit	$134	$174

GAAP operating costs and expenses:	1,841	1,701

Share-based compensation to employees, directors and consultants	(348)	(340)
Change of operating lease accounts	119	(204)
Non-GAAP operating costs and expenses:	1,612	1,157

GAAP operating loss	1,707	1,527

Non-GAAP operating loss	1,478	983

GAAP Comprehensive loss	1,601	2,240

Share-based compensation to employees, directors and consultants	(348)	(340)
Change of operating lease accounts	119	(204)
Change in fair value of financial instruments	17	(639)
Non-GAAP Comprehensive loss	$1,389	$1,057
GAAP Basic and diluted loss per ordinary share	0.24	0.48
Non-GAAP Basic and diluted loss per ordinary share	0.21	0.23